FORM 6-K/A

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2024

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Year ended March 31, 2021 (Amended).

EXPLANATORY NOTE: The registrant furnished to the SEC a report on Form 6-K on April 27, 2021. The registrant is furnishing this Form 6-K/A in order to replace Exhibit 1 “Financial Summary –Year ended March 31, 2021” furnished on Form 6-K on April 27, 2021 with Exhibit 1 to this report. The purpose of this Form 6-K/A is as follows:

•

To restate the Company’s consolidated financial statements as of March 31, 2021 and 2022 to correct certain material presentation and classification errors identified within the Company’s consolidated statement of cash flows;

•	To amend relevant disclosures in the Summary and Overview of Consolidated Operating Results related to the cash flow statement errors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 25, 2024	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Financial Summary For the Year Ended March 31, 2021 (U.S. GAAP)

Date:	April 27, 2021
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya (Overseas) New York, Singapore
Representative:	Kentaro Okuda President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Junko Tago Executive Director, Head of Investor Relations, Nomura Holdings, Inc. Tel: (Country Code 81) 3-5255-1000 URL: https://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)
	For the year ended March 31
	2020		2021
	(Millions of yen, except per share data)
		% Change from March 31, 2019		% Change from March 31, 2020
Total revenue	1,952,482	6.4%	1,617,235	(17.2%)
Net revenue	1,287,829	15.3%	1,401,872	8.9%
Income before income taxes	248,261	—%	230,671	(7.1%)
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	216,998	—%	153,116	(29.4%)
Comprehensive income	222,010	—%	149,302	(32.7%)
Basic-Net income attributable to NHI shareholders per share (Yen)	67.76		50.11
Diluted-Net income attributable to NHI shareholders per share (Yen)	66.20		48.63
Return on shareholders’ equity	8.2%		5.7%
Income before income taxes to total assets	0.6%		0.5%
Income before income taxes divided by total revenue	12.7%		14.3%
Equity in earnings of affiliates	32,109		(21,274)

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At March 31
	2020	2021
	(Millions of yen, except per share data)
Total assets	43,999,815	42,516,480
Total equity	2,731,264	2,756,451
Total NHI shareholders’ equity	2,653,467	2,694,938
Total NHI shareholders’ equity as a percentage of total assets	6.0%	6.3%
Total NHI shareholders’ equity per share (Yen)	873.26	879.79
(3) Cash Flows
	For the year ended March 31
	2020	2021
	(Millions of yen)
Net cash provided by (used in) operating activities	(94,709)	667,610
Net cash provided by (used in) investing activities	(180,541)	257,932
Net cash provided by (used in) financing activities	807,705	(668,725)
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	3,192,310	3,510,011

2. Cash Dividends

	For the year ended March 31
	2020	2021
	(Yen amounts, except total annual dividends)
Dividends per share
Dividends record dates
At June 30	—	—
At September 30	15.00	20.00
At December 31	—	—
At March 31	5.00	15.00
For the year	20.00	35.00
Total annual dividends (Millions of yen)	63,678	107,116
Consolidated payout ratio	29.5%	69.8%
Consolidated dividends as a percentage of shareholders’ equity per share	2.4%	4.0%

3. Earnings Forecasts for the year ending March 31, 2022

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividends forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

   (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2) Changes in accounting policies

  a)  Changes in accounting policies due to amendments to the accounting standards : Yes

  b)  Changes in accounting policies due to other than a) : None

(3) Number of shares issued (common stock)

	At March 31
	2020	2021
Number of shares outstanding (including treasury stock)	3,493,562,601	3,233,562,601
Number of treasury stock	454,975,108	170,407,167

	For the year ended March 31
	2020	2021
Average number of shares outstanding	3,202,369,845	3,055,525,640

*This financial summary is not subject to certified public accountant’s or audit firm’s audits

Table of Contents for the Accompanying Materials

1. Overview of Consolidated Operating Results	P. 2

(1) Overview of Consolidated Operating Results	P. 2
(2) Overview of Consolidated Financial Position	P. 4
(3) Overview of Cash Flows	P. 4
(4) Risks related to the COVID-19 pandemic	P. 4

2. Considerations in the selection of accounting standards	P. 5

3. Consolidated Financial Statements	P. 5

(1) Consolidated Balance Sheets	P. 6
(2) Consolidated Statements of Income	P. 8
(3) Consolidated Statements of Comprehensive Income	P. 9
(4) Consolidated Statements of Changes in Equity	P.10
(5) Consolidated Statements of Cash Flows	P.11
(6) Note with respect to the Assumption as a Going Concern	P.12
(7) Changes in Accounting Policies	P.12
(8) Notes to the Consolidated Financial Statements	P.13
(9) Other Financial Information	P.15

4. Other Information	P.17

1.	Overview of Consolidated Operating Results

(1)	Overview of Consolidated Operating Results

Operating Results

 U.S. GAAP

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2020 (A)	March 31, 2021 (B)
Net revenue	1,287.8	1,401.9	8.9
Non-interest expenses	1,039.6	1,171.2	12.7

Income (loss) before income taxes	248.3	230.7	(7.1)
Income tax expense	28.9	70.3	143.2

Net income (loss)	219.4	160.4	(26.9)

Less: Net income (loss) attributable to noncontrolling interests	2.4	7.3	207.3

Net income (loss) attributable to NHI shareholders	217.0	153.1	(29.4)

Return on shareholders’ equity *	8.2%	5.7%	—

* Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 1,401.9 billion yen for the fiscal year ended March 31, 2021, an increase of 8.9% from the previous year. Non-interest expenses increased by 12.7% from the previous year to 1,171.2 billion yen. Income before income taxes was 230.7 billion yen and net income attributable to NHI shareholders was 153.1 billion yen for the fiscal year ended March 31, 2021. Nomura recognized loss of 245.7 billion yen arising from transactions with a US client at its subsidiaries.

 Segment Information

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2020 (A)	March 31, 2021 (B)
Net revenue	1,309.2	1,390.3	6.2
Non-interest expenses	1,039.6	1,171.2	12.7

Income (loss) before income taxes	269.6	219.1	(18.7)

In business segment totals, which exclude a part of unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the fiscal year ended March 31, 2021 was 1,390.3 billion yen, an increase of 6.2% from the previous year. Non-interest expenses increased by 12.7% from the previous year to 1,171.2 billion yen. Income before income taxes was 219.1 billion yen for the fiscal year ended March 31, 2021. Please refer to page 13 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

 Operating Results of Retail

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2020 (A)	March 31, 2021 (B)
Net revenue	336.4	368.8	9.6
Non-interest expenses	286.9	276.5	(3.6)

Income (loss) before income taxes	49.4	92.3	86.8

Net revenue increased by 9.6% from the previous year to 368.8 billion yen, primarily due to increasing commissions from stock brokerage and distribution of investment trusts. Non-interest expenses decreased by 3.6% to 276.5 billion yen. As a result, income before income taxes increased by 86.8% to 92.3 billion yen.

 Operating Results of Asset Management

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2020 (A)	March 31, 2021 (B)
Net revenue	92.6	134.8	45.5
Non-interest expenses	63.8	60.5	(5.2)

Income (loss) before income taxes	28.8	74.2	158.0

Net revenue increased by 45.5% from the previous year to 134.8 billion yen. Non-interest expenses decreased by 5.2% to 60.5 billion yen. As a result, income before income taxes increased by 158.0% to 74.2 billion yen. Assets under management were 64.7 trillion yen as of March 31, 2021.

 Operating Results of Wholesale

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2020 (A)	March 31, 2021 (B)
Net revenue	648.6	691.4	6.6
Non-interest expenses	556.4	627.1	12.7

Income (loss) before income taxes	92.2	64.3	(30.3)

Net revenue increased by 6.6% from the previous year to 691.4 billion yen. Non-interest expenses increased by 12.7% to 627.1 billion yen. As a result, income before income taxes decreased by 30.3% to 64.3 billion yen. Nomura recognized loss arising from transactions with a US client at its subsidiaries.

 Other Operating Results

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2020 (A)	March 31, 2021 (B)
Net revenue	231.6	195.4	(15.6)
Non-interest expenses	132.4	207.1	56.4

Income (loss) before income taxes	99.2	(11.8)	—

Net revenue was 195.4 billion yen including income of 71.1 billion yen profit resulting from the rights conversion related to the Tokyo Nihonbashi district redevelopment project. Loss before income taxes was 11.8 billion yen, as a result of impairment loss of 47.7 billion yen recognized in Nomura’s investment in Nomura Real Estate Holdings, Inc., one of its affiliated companies.

(2)	Overview of Consolidated Financial Position

Total assets as of March 31, 2021, were 42,516.5 billion yen, a decrease of 1,483.3 billion yen compared to March 31, 2020, mainly due to the decrease in Securities purchased under agreements to resell and Trading assets. Total liabilities as of March 31, 2021 were 39,760.0 billion yen, a decrease of 1,508.5 billion yen compared to March 31, 2020, mainly due to the decrease in Securities sold under agreements to repurchase. Total equity as of March 31, 2021 was 2,756.5 billion yen, an increase of 25.2 billion yen compared to March 31, 2020.

(3)	Overview of Cash Flows

Cash, cash equivalents, restricted cash and restricted cash equivalents as of March 31, 2021, increased by 317.7 billion yen compared to March 31, 2020. Cash flows from operating activities for the year ended March 31, 2021 were inflows of 667.6 billion yen due mainly to the decrease in Trading assets and private equity and debt investments. Cash flows from investing activities for the year ended March 31, 2021 were inflows of 257.9 billion yen due mainly to Proceeds from sales or repayments of other non-trading loans. Cash flows from financing activities for the year ended March 31, 2021 were outflows of 668.7 billion yen due primarily to Net cash outflows from other secured borrowings.

(4)	Risks related to the COVID-19 pandemic

The COVID-19 pandemic has affected Nomura’s business, and this may continue in the future.

Various risks recognized related to the COVID-19 pandemic is disclosed in Risk Factors in Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 30, 2020) and Item 3. D. Risk Factors. in Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 30, 2020) for the year ended March 31, 2020.

2.	Considerations in the selection of accounting standards

Nomura currently adopts U.S. generally accepted accounting principles. Depending on factors such as trends by other companies and the impact of International Financial Reporting Standards (“IFRS”) on Nomura’s businesses, Nomura may consider in adopting IFRS in the future.

3.	Consolidated Financial Statements

The consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 30, 2020) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 30, 2020) for the year ended March 31, 2020.

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2020	March 31, 2021	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	3,191,889	3,509,754	317,865
Time deposits	309,373	281,422	(27,951)
Deposits with stock exchanges and other segregated cash	373,686	373,559	(127)

Total cash and cash deposits	3,874,948	4,164,735	289,787

Loans and receivables:
Loans receivable	2,857,405	2,943,472	86,067
Receivables from customers	541,284	459,090	(82,194)
Receivables from other than customers	1,731,236	793,669	(937,567)
Allowance for doubtful accounts	(13,012)	(53,784)	(40,772)

Total loans and receivables	5,116,913	4,142,447	(974,466)

Collateralized agreements:
Securities purchased under agreements to resell	12,377,315	10,775,078	(1,602,237)
Securities borrowed	3,529,797	5,264,360	1,734,563

Total collateralized agreements	15,907,112	16,039,438	132,326

Trading assets and private equity and debt investments:
Trading assets*	16,853,822	15,674,354	(1,179,468)
Private equity and debt investments*	44,278	63,825	19,547

Total trading assets and private equity and debt investments	16,898,100	15,738,179	(1,159,921)

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥397,114 million as of March 31, 2020 and ¥395,429 million as of March 31, 2021)	440,512	464,449	23,937
Non-trading debt securities*	455,392	426,758	(28,634)
Investments in equity securities*	112,175	126,649	14,474
Investments in and advances to affiliated companies*	367,641	364,393	(3,248)
Other	827,022	1,049,432	222,410

Total other assets	2,202,742	2,431,681	228,939

Total assets	43,999,815	42,516,480	(1,483,335)

*	Including securities pledged as collateral

Millions of yen
March 31, 2020	March 31, 2021	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,486,733	1,368,098	(118,635)
Payables and deposits:
Payables to customers	1,467,434	1,454,755	(12,679)
Payables to other than customers	1,653,495	1,773,699	120,204
Deposits received at banks	1,276,153	1,342,464	66,311

Total payables and deposits	4,397,082	4,570,918	173,836

Collateralized financing:
Securities sold under agreements to repurchase	16,349,182	13,360,429	(2,988,753)
Securities loaned	961,446	1,380,629	419,183
Other secured borrowings	717,711	392,515	(325,196)

Total collateralized financing	18,028,339	15,133,573	(2,894,766)

Trading liabilities	8,546,284	9,473,261	926,977
Other liabilities	1,034,448	1,239,167	204,719
Long-term borrowings	7,775,665	7,975,012	199,347

Total liabilities	41,268,551	39,760,029	(1,508,522)

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,493,562,601 shares as of March 31, 2020 and
3,233,562,601 shares as of March 31, 2021
Outstanding	-	3,038,587,493 shares as of March 31, 2020 and
3,063,155,434 shares as of March 31, 2021	594,493	594,493	—
Additional paid-in capital	683,232	696,122	12,890
Retained earnings	1,645,451	1,533,713	(111,738)
Accumulated other comprehensive income (loss)	(26,105)	(38,144)	(12,039)

Total NHI shareholders’ equity before treasury stock	2,897,071	2,786,184	(110,887)
Common stock held in treasury, at cost-
454,975,108 shares as of March 31, 2020 and
170,407,167 shares as of March 31, 2021	(243,604)	(91,246)	152,358

Total NHI shareholders’ equity	2,653,467	2,694,938	41,471

Noncontrolling interests	77,797	61,513	(16,284)

Total equity	2,731,264	2,756,451	25,187

Total liabilities and equity	43,999,815	42,516,480	(1,483,335)

(2) Consolidated Statements of Income

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2020(A)	March 31, 2021(B)
Revenue:
Commissions	308,805	376,897	22.1
Fees from investment banking	103,222	108,681	5.3
Asset management and portfolio service fees	238,202	230,047	(3.4)
Net gain on trading	356,609	310,040	(13.1)
Gain (loss) on private equity and debt investments	(93)	12,734	—
Interest and dividends	794,472	356,466	(55.1)
Gain (loss) on investments in equity securities	(14,726)	14,053	—
Other	165,991	208,317	25.5

Total revenue	1,952,482	1,617,235	(17.2)
Interest expense	664,653	215,363	(67.6)

Net revenue	1,287,829	1,401,872	8.9

Non-interest expenses:
Compensation and benefits	479,420	507,906	5.9
Commissions and floor brokerage	106,123	111,550	5.1
Information processing and communications	170,317	178,835	5.0
Occupancy and related depreciation	72,986	72,367	(0.8)
Business development expenses	31,885	13,520	(57.6)
Other	178,837	287,023	60.5

Total non-interest expenses	1,039,568	1,171,201	12.7

Income before income taxes	248,261	230,671	(7.1)
Income tax expense	28,894	70,274	143.2

Net income	219,367	160,397	(26.9)

Less: Net income attributable to noncontrolling interests	2,369	7,281	207.3

Net income attributable to NHI shareholders	216,998	153,116	(29.4)

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	67.76	50.11	(26.0)

Diluted-
Net income attributable to NHI shareholders per share	66.20	48.63	(26.5)

(3) Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2020(A)	March 31, 2021(B)
Net income	219,367	160,397	(26.9)
Other comprehensive income (loss):
Change in cumulative translation adjustments:
Change in cumulative translation adjustments	(45,000)	46,821	—
Deferred income taxes	591	(1,287)	—

Total	(44,409)	45,534	—

Defined benefit pension plans:
Pension liability adjustments	7,843	20,720	164.2
Deferred income taxes	693	(1,626)	—

Total	8,536	19,094	123.7

Own credit adjustments:
Own credit adjustments	48,295	(91,666)	—
Deferred income taxes	(9,779)	15,943	—

Total	38,516	(75,723)	—

Total other comprehensive income (loss)	2,643	(11,095)	—

Comprehensive income	222,010	149,302	(32.7)
Less: Comprehensive income attributable to noncontrolling interests	2,067	8,225	297.9

Comprehensive income attributable to NHI shareholders	219,943	141,077	(35.9)

(4) Consolidated Statements of Changes in Equity

	Millions of yen
	For the year ended
	March 31, 2020	March 31, 2021
Common stock
Balance at beginning of year	594,493	594,493

Balance at end of year	594,493	594,493

Additional paid-in capital
Balance at beginning of year	687,761	683,232
Stock-based compensation awards	(4,326)	11,775
Changes in ownership interests in subsidiaries	(203)	—
Changes in an affiliated company’s interests in its subsidiary	—	1,115

Balance at end of year	683,232	696,122

Retained earnings
Balance at beginning of year	1,486,825	1,645,451
Cumulative effect of change in accounting principle (1)	5,592	(18,200)
Net income attributable to NHI shareholders	216,998	153,116
Cash dividends	(63,670)	(107,104)
Loss on sales of treasury stock	(294)	(346)
Cancellation of treasury stock	—	(139,204)

Balance at end of year	1,645,451	1,533,713

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	17,833	(26,274)
Net change during the year	(44,107)	44,590

Balance at end of year	(26,274)	18,316

Defined benefit pension plans
Balance at beginning of year	(71,107)	(62,571)
Pension liability adjustments	8,536	19,094

Balance at end of year	(62,571)	(43,477)

Own credit adjustments
Balance at beginning of year	24,224	62,740
Own credit adjustments	38,516	(75,723)

Balance at end of year	62,740	(12,983)

Balance at end of year	(26,105)	(38,144)

Common stock held in treasury
Balance at beginning of year	(108,968)	(243,604)
Repurchases of common stock	(150,009)	(11)
Sales of common stock	0	0
Common stock issued to employees	15,373	13,165
Cancellation of common stock	—	139,204

Balance at end of year	(243,604)	(91,246)

Total NHI shareholders’ equity

Balance at end of year	2,653,467	2,694,938

Noncontrolling interests
Balance at beginning of year	49,732	77,797
Net change during the year	28,065	(16,284)

Balance at end of year	77,797	61,513

Total equity

Balance at end of year	2,731,264	2,756,451

(1) In relation to Cumulative effect of change in accounting principle for the year ended March 31, 2021, please refer to section “ (7) Changes in Accounting Policies.”

(5) Consolidated Statements of Cash Flows

	Millions of yen
	For the year ended
	March 31, 2020	March 31, 2021
Cash flows from operating activities:
Net income	219,367	160,397
Adjustments to reconcile net income to Net cash provided by (used in) operating activities:
Depreciation and amortization	63,583	63,846
Provision for credit losses	9,091	38,303
(Gain) loss on investments in equity securities	14,726	(14,053)
(Gain) loss on investments in subsidiaries and affiliates	(72,841)	45,086
Gain on disposal of office buildings, land, equipment and facilities	(3,957)	(64,730)
Changes in operating assets and liabilities:
Deposits with stock exchanges and other segregated cash	(97,424)	13,878
Trading assets and private equity and debt investments	(2,743,850)	1,441,539
Trading liabilities	428,997	777,741
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	2,224,371	(1,453,871)
Securities borrowed, net of securities loaned	291,777	(1,242,489)
Margin loans and receivables	(891,891)	936,346
Payables	788,007	(33,994)
Bonus accrual	16,202	15,840
Other, net	(340,867)	(16,229)

Net cash provided by (used in) operating activities	(94,709)	667,610

Cash flows from investing activities:
Payments for placements of time deposits	(433,899)	(239,980)
Proceeds from redemption or maturity of time deposits	394,496	283,650
Payments for purchases of office buildings, land, equipment and facilities	(206,745)	(119,875)
Proceeds from sales of office buildings, land, equipment and facilities	209,197	49,642
Payments for purchases of equity investments	(16,919)	(20,115)
Proceeds from sales of equity investments	27,093	20,258
Net cash inflows (outflows) from loans receivable at banks	42,792	(83,122)
Payments for purchases or origination of other non-trading loans	(1,363,037)	(3,362,619)
Proceeds from sales or repayments of other non-trading loans	1,011,743	3,713,333
Net cash inflows (outflows) from interbank money market loans	797	(355)
Payments for purchases of non-trading debt securities	(129,132)	(124,614)
Proceeds from sales or maturity of non-trading debt securities	126,773	163,023
Acquisitions, net of cash acquired	—	(11,152)
Divestures, net of cash disposed of	(70)	—
Payments for purchases of investments in affiliated companies	(1,000)	(12,098)
Proceeds from sales of investments in affiliated companies	161,799	1,221
Other, net	(4,429)	735

Net cash provided by (used in) investing activities	(180,541)	257,932

Cash flows from financing activities:
Proceeds from issuances of long-term borrowings	2,337,144	2,063,263
Payments for repurchases or maturity of long-term borrowings	(2,348,848)	(2,095,069)
Proceeds from issuances of short-term borrowings	2,092,050	2,929,762
Payments for repurchases or maturity of short-term borrowings	(1,679,453)	(2,865,700)
Net cash inflows (outflows) from interbank money market borrowings	362,634	(311,471)
Net cash inflows (outflows) from other secured borrowings	298,680	(335,372)
Net cash inflows (outflows) from deposits received at banks	(87,399)	36,223
Payments for withholding taxes on stock-based compensation	(2,163)	(3,856)
Proceeds from sales of common stock	285	215
Payments for repurchases of common stock	(150,009)	(11)
Payments for cash dividends	(58,416)	(76,358)
Contributions from noncontrolling interests	70,112	24,794
Distributions to noncontrolling interests	(26,912)	(35,145)

Net cash provided by (used in) financing activities	807,705	(668,725)

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	(27,277)	60,884

Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	505,178	317,701
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of the year	2,687,132	3,192,310

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	3,192,310	3,510,011

(6) Note with respect to the Assumption as a Going Concern

Not applicable.

(7) Changes in Accounting Policies

Measurement of Credit Losses on Financial Instruments

On April 1, 2020, Nomura adopted Accounting Standards Update 2016-13 “Measurement of Credit Losses on Financial Instruments” using a modified retrospective transition method. The impact of this adoption was, for financial instruments subject to current expected credit losses, ¥1,972 million increase in Allowance for doubtful accounts, ¥638 million increase in Other liabilities, ¥72 million increase of Deferred tax assets and cumulative effect adjustment to decrease Retained earnings, net of tax, of ¥2,538 million as of April 1, 2020.

For financial instruments elected for the fair value option, the impact was ¥9,774 million decrease in Loans receivable, ¥5,888 million increase in Other liabilities and cumulative effect adjustment to decrease Retained earnings, net of tax, of ¥15,662 million as of April 1, 2020.

(8) Notes to the Consolidated Financial Statements

Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the year ended
	March 31, 2020 (A)	March 31, 2021 (B)	(B-A)/(A)
Net revenue

Business segment information:
Retail	336,359	368,809	9.6
Asset Management	92,605	134,774	45.5
Wholesale	648,619	691,356	6.6

Subtotal	1,077,583	1,194,939	10.9
Other	231,573	195,388	(15.6)

Net revenue	1,309,156	1,390,327	6.2

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(21,327)	11,545	—

Net revenue	1,287,829	1,401,872	8.9

Non-interest expenses

Business segment information:
Retail	286,926	276,480	(3.6)
Asset Management	63,833	60,529	(5.2)
Wholesale	556,399	627,051	12.7

Subtotal	907,158	964,060	6.3
Other	132,410	207,141	56.4

Non-interest expenses	1,039,568	1,171,201	12.7

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	1,039,568	1,171,201	12.7

Income (loss) before income taxes

Business segment information:
Retail	49,433	92,329	86.8
Asset Management	28,772	74,245	158.0
Wholesale	92,220	64,305	(30.3)

Subtotal	170,425	230,879	35.5
Other*	99,163	(11,753)	—

Income (loss) before income taxes	269,588	219,126	(18.7)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(21,327)	11,545	—

Income (loss) before income taxes	248,261	230,671	(7.1)

*  Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the year ended
	March 31, 2020 (A)	March 31, 2021 (B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	17,548	(11,450)	—
Realized gain (loss) on investments in equity securities held for operating purposes	6,601	1,731	(73.8)
Equity in earnings of affiliates	34,990	(16,410)	—
Corporate items	(22,240)	4,956	—
Other	62,264	9,420	(84.9)

Total	99,163	(11,753)	—

Per share data

  Shareholders’ equity per share is calculated based on the following number of shares.

Number of shares outstanding as of March 31, 2021	3,063,155,434

  Net income attributable to NHI shareholders per share calculated based on the following number of shares.

Average number of shares outstanding for the year ended March 31, 2021	3,055,525,640

Subsequent Events

The loss arising from transactions with a US client at our subsidiaries on and after April 1, 2021 is approximately 62 billion yen (approximately 570 million US dollar) as of April 23, 2021.

(9) Other Financial Information

Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen								% Change
	For the three months ended
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020(A)	March 31, 2021(B)	(B-A)/(A)
Revenue:
Commissions	68,200	65,254	79,289	96,062	85,512	92,253	96,687	102,445	6.0
Fees from investment banking	27,311	22,265	26,803	26,843	10,828	27,031	36,138	34,684	(4.0)
Asset management and portfolio service fees	59,963	59,926	61,020	57,293	53,656	57,417	58,639	60,335	2.9
Net gain on trading	112,825	105,609	109,266	28,909	139,089	131,463	136,402	(96,914)	—
Gain (loss) on private equity and debt investments	791	981	1,503	(3,368)	1,070	1,805	1,362	8,497	523.9
Interest and dividends	199,473	215,881	203,050	176,068	106,543	82,494	89,602	77,827	(13.1)
Gain (loss) on investments in equity securities	(2,838)	2,083	2,243	(16,214)	3,473	1,940	3,523	5,117	45.2
Other	45,654	101,905	14,276	4,156	113,878	24,939	33,519	35,981	7.3

Total revenue	511,379	573,904	497,450	369,749	514,049	419,342	455,872	227,972	(50.0)
Interest expense	179,378	190,524	162,472	132,279	53,302	50,344	53,780	57,937	7.7

Net revenue	332,001	383,380	334,978	237,470	460,747	368,998	402,092	170,035	(57.7)

Non-interest expenses:
Compensation and benefits	125,102	120,425	128,987	104,906	138,297	137,006	136,816	95,787	(30.0)
Commissions and floor brokerage	24,551	25,446	24,568	31,558	28,511	27,675	26,326	29,038	10.3
Information processing and communications	41,757	42,361	42,821	43,378	43,238	42,584	43,484	49,529	13.9
Occupancy and related depreciation	19,120	18,360	16,276	19,230	17,058	19,056	18,109	18,144	0.2
Business development expenses	7,828	7,906	8,509	7,642	2,832	3,632	3,388	3,668	8.3
Other	38,837	40,396	44,130	55,474	49,000	55,418	42,636	139,969	228.3

Total non-interest expenses	257,195	254,894	265,291	262,188	278,936	285,371	270,759	336,135	24.1

Income (loss) before income taxes	74,806	128,486	69,687	(24,718)	181,811	83,627	131,333	(166,100)	—
Income tax expense	17,917	(11,875)	10,337	12,515	37,513	14,704	30,910	(12,853)	—

Net income (loss)	56,889	140,361	59,350	(37,233)	144,298	68,923	100,423	(153,247)	—

Less: Net income (loss) attributable to noncontrolling interests	1,056	1,787	2,284	(2,758)	1,782	1,281	2,057	2,161	5.1

Net income (loss) attributable to NHI shareholders	55,833	138,574	57,066	(34,475)	142,516	67,642	98,366	(155,408)	—

	Yen								% Change
Per share of common stock:
Basic-
Net income (loss) attributable to NHI shareholders per share	16.83	42.11	18.07	(11.29)	46.77	22.13	32.16	(50.77)	—

Diluted-
Net income (loss) attributable to NHI shareholders per share	16.48	41.23	17.63	(11.31)	45.65	21.52	31.16	(50.78)	—

Business Segment Information – Quarterly Comparatives

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen								% Change
	For the three months ended
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020(A)	March 31, 2021(B)	(B-A)/(A)

Net revenue

Business segment information:
Retail	80,640	76,882	90,043	88,794	81,078	92,795	98,155	96,781	(1.4)
Asset Management	34,500	25,676	25,405	7,024	34,024	26,842	37,315	36,593	(1.9)
Wholesale	159,486	156,698	186,527	145,908	248,669	220,305	223,139	(757)	—

Subtotal	274,626	259,256	301,975	241,726	363,771	339,942	358,609	132,617	(63.0)
Other	60,289	123,295	35,695	12,294	94,673	27,102	40,839	32,774	(19.7)

Net revenue	334,915	382,551	337,670	254,020	458,444	367,044	399,448	165,391	(58.6)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,914)	829	(2,692)	(16,550)	2,303	1,954	2,644	4,644	75.6

Net revenue	332,001	383,380	334,978	237,470	460,747	368,998	402,092	170,035	(57.7)

Non-interest expenses

Business segment information:
Retail	72,522	71,621	72,403	70,380	66,009	69,970	69,840	70,661	1.2
Asset Management	16,358	15,630	16,085	15,760	14,870	15,442	14,988	15,229	1.6
Wholesale	139,479	137,777	143,324	135,819	160,800	154,828	146,268	165,155	12.9

Subtotal	228,359	225,028	231,812	221,959	241,679	240,240	231,096	251,045	8.6
Other	28,836	29,866	33,479	40,229	37,257	45,131	39,663	85,090	114.5

Non-interest expenses	257,195	254,894	265,291	262,188	278,936	285,371	270,759	336,135	24.1

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	257,195	254,894	265,291	262,188	278,936	285,371	270,759	336,135	24.1

Income (loss) before income taxes

Business segment information:
Retail	8,118	5,261	17,640	18,414	15,069	22,825	28,315	26,120	(7.8)
Asset Management	18,142	10,046	9,320	(8,736)	19,154	11,400	22,327	21,364	(4.3)
Wholesale	20,007	18,921	43,203	10,089	87,869	65,477	76,871	(165,912)	—

Subtotal	46,267	34,228	70,163	19,767	122,092	99,702	127,513	(118,428)	—
Other*	31,453	93,429	2,216	(27,935)	57,416	(18,029)	1,176	(52,316)	—

Income (loss) before income taxes	77,720	127,657	72,379	(8,168)	179,508	81,673	128,689	(170,744)	—

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,914)	829	(2,692)	(16,550)	2,303	1,954	2,644	4,644	75.6

Income (loss) before income taxes	74,806	128,486	69,687	(24,718)	181,811	83,627	131,333	(166,100)	—

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen								% Change
	For the three months ended
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020(A)	March 31, 2021(B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	12,794	7,043	2,333	(4,622)	5,577	(4,965)	1,402	(13,464)	—
Realized gain (loss) on investments in equity securities held for operating purposes	76	1,254	4,935	336	685	124	744	178	(76.1)
Equity in earnings of affiliates	8,265	8,009	4,798	13,918	6,609	5,251	10,398	(38,668)	—
Corporate items	1,391	(4,635)	(9,095)	(9,901)	45,090	(16,005)	(15,050)	(9,079)	—
Other	8,927	81,758	(755)	(27,666)	(545)	(2,434)	3,682	8,717	136.7

Total	31,453	93,429	2,216	(27,935)	57,416	(18,029)	1,176	(52,316)	—

4.	Other Information

Financial information for Nomura Securities Co., Ltd. can be found on the following URL.

https://www.nomuraholdings.com/company/group/nsc/pdf/2021_4q.pdf